October 25, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Christie Wong and Li Xiao

Re:	Penumbra, Inc. Form 10-K for the Fiscal Year ended December 31, 2023 Form 8-K filed July 30, 2024 Response Dated September 17, 2024 File No. 001-37557

Dear Christie Wong and Li Xiao:

This letter is submitted on behalf of Penumbra, Inc. (the “Company”) in response to the comments of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 25, 2024 (the “Comment Letter”) relating to the above-referenced Form 10-K of the Company, filed February 22, 2024, and Form 8-K of the Company filed on July 30, 2024.

For ease of review, we have set forth below in italics the comment, as set forth in the Comment Letter, together with the Company’s response thereto.
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Form 8-K filed July 30, 2024
Exhibit 99.1, page 1
1.We have reviewed your response to comment 3 and note your views regarding inventory write-downs related to Immersive Healthcare (“IH”) Asset Group. Inventory write-downs directly resulted from the Company’s assessment that it was more likely than not it would sell or dispose of the IH business do not appear to be outside the normal course of operations. Please refer to Question 100.01 of Non-GAAP Compliance & Disclosure Interpretations. In future filings, please discontinue making this adjustment to your non-GAAP measures.

Response 1:

The Company acknowledges the Staff’s comment and confirms that it will no longer exclude inventory write-downs from its non-GAAP financial measures in future filings.

We appreciate your assistance with this matter. Please do not hesitate to contact me at (510) 748-3200 with any questions or comments regarding this correspondence.

Sincerely,
/s/ Maggie Yuen
Maggie Yuen
Chief Financial Officer

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